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H. WATT GREGORY, III watt.gregory@kutakrock.com (501) 975-3102	August 22, 2006

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C., 20549-3628

Re:	Acxiom Corporation
Schedule TO filed August 7, 2006
File No. 005-36226

Ladies and Gentlemen:

On behalf of our client, Acxiom Corporation (“Acxiom”), we submit the following responses to the letter dated August 17, 2006 containing comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the referenced Schedule TO (the “Schedule TO”), and more particularly, the Offer to Purchase set forth as Exhibit (a)(1)(i) to Schedule TO (as amended by Acxiom, the “Offer to Purchase”). For your convenience, we are sending to Celeste M. Murphy, Special Counsel, Office of Mergers and Acquisitions, a marked hard copy of the revised Offer to Purchase, filed as Exhibit (a)(1)(i)(B) to Amendment No. 3 to Schedule TO, enclosed with this letter, containing revised language in the Offer to Purchase to indicate Acxiom’s responses to the Staff’s comments. Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, Acxiom. Axciom acknowledges that:

•	Acxiom is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Acxiom may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are Acxiom’s responses to the Staff’s comments, keyed to the numbered comments set forth in the Staff’s letter of August 17, 2006. All references to page numbers are to the page numbers of the Offer to Purchase:

KUTAK ROCK LLP

Securities and Exchange Commission

August 22, 2006

Schedule TO-I

Determination of Validity…page 20

1. We note your statement that your “interpretation of the terms of the tender offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties.” Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your document, including, but not limited to, the last sentence of your section entitled “Conditions of the Tender Offer.”

Response:

Appropriate language referring to the final and binding interpretation of the terms of the Offer being subject to the determination of a court, has been included in the discussion of the conditions of the Offer, on pages 20, 22 and 25.

Conditions of the Tender Offer, page 23

2. In the first paragraph you state that you may terminate this offer if one of the listed events occurs and you determine in your reasonable judgment that the occurrence of the event makes it inadvisable to proceed with the offer. You have the right to decide whether to terminate or proceed with your offer if a listed offer condition is “triggered.” However, if you go forward with the offer despite the occurrence of one of the listed events, you must waive the applicable condition. Waiver of an offer condition may require extension of the offer and dissemination of additional offer materials. You may not use the language in the first paragraph of this section to tacitly waive an offer condition by failing to assert it. Please confirm your understanding in a supplemental response.

Response:

Acxiom hereby advises the Staff, supplementally, that Acxiom understands that it must affirmatively waive an expressed condition to the Offer if it determines to proceed after a condition has been triggered. However, certain conditions may contain multiple components, each of which must be triggered for the condition to be deemed to exist. For example, in condition (1), appearing on page 23, a predicate “event” is the institution, threat or pending nature of litigation that “relates in any manner to the Offer.” The condition itself is not “triggered” by the mere threat or even institution of such litigation; a second “event” must also occur in order for the condition to be triggered, and that is Acxiom’s reasonable determination that the predicate “event” could materially and adversely affect its business, or otherwise meets the stated criteria. In that latter event, if the reasonable determination is made by Acxiom that the

KUTAK ROCK LLP

Securities and Exchange Commission

August 22, 2006

predicate event could have such an effect on Acxiom, then Acxiom understands that if it determined to continue with the Offer it could be required to extend the offer period, depending on the timing of the occurrence of such condition, and in any event to disseminate amended offer materials. Further, to clarify the intent of the first part of condition (1), the word “or” appearing immediately prior to clause (ii) has been changed to “and” so that it is clear that both components described in clauses (i) and (ii) must exist for the specific condition relating to materially adverse litigation to be triggered. We trust that the Staff will advise further if it has a different interpretation.

3. We refer to the first sentence of the first paragraph of this section. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase “regardless of the circumstances giving rise to such event” implies that you may assert an offer condition even when the condition is “triggered” by your own action or inaction. Please revise the disclosure found here and in the last paragraph. Please make corresponding revisions throughout your document including, but not limited to, the first sentence of the last paragraph of this section.

Response:

To remove the ambiguity referred to by the Staff, the first sentence in the first paragraph of Section 7, appearing on page 23, and the first sentence of the last paragraph of Section 7, appearing at the top of page 25, have been revised to delete the phrase “regardless of the circumstances giving rise to such event.”

4. We note your first, third and sixth offer conditions regarding any event or events occurring that “in [your] reasonable judgment, could materially and adversely affect [you or your] subsidiaries’ business, condition (financial or otherwise,) income, operations or prospects….” Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by conditions other than financial, so that security holders will have the ability to objectively determine whether each condition has been triggered. Please make corresponding changes at page 3.

KUTAK ROCK LLP

Securities and Exchange Commission

August 22, 2006

Response:

The expression of the noted condition has been revised in the appropriate places, in “Summary of Terms” (page 3) and in Section 7 (Conditions (1), (3) and (6), pages 23 and 24)) to clarify that the reference to the Company’s “condition” is intended to relate solely to its “financial” condition, and that the word “prospects” means “future business prospects.”

5. We reference the first sentence of your sixth offer condition. Describe what you mean by any change occurring or threatened in your “stock ownership” that is contemplated. Finally, tell us why it is appropriate that you may make such offer condition based on a “threatened” change as contemplated by this condition. Please revise this condition to specify or generally describe what you mean so that security holders will have the ability to objectively determine whether the condition has been triggered.

Response:

The paragraph containing the sixth offer condition on page 24 has been revised to delete the reference to “stock ownership.”

Condensed Historical Financial Information, page 27

6. We note that you incorporate certain SEC filings by reference on page 32. Where you incorporate the financial statements by reference, please clearly identify the information incorporated by page, paragraph, caption or otherwise. Please see Instruction 3 to Item 10 of Schedule TO.

Response:

The language appearing on page 32, incorporating certain financial information by reference, has been revised to indicate the particular captions and pages of the Annual Report on Form 10-K and Quarterly Report on Form 10-Q where the statements that are incorporated by reference may be found.

7. Please eliminate the phrase from the last paragraph that the summary “is qualified in its entirety” by reference to information incorporated by reference. The qualification suggests that the offer summary may not be materially complete.

Response:

The language appearing in the last paragraph of the lead in summary on page 27 has been revised to delete the phrase “is qualified in its entirety” and to simply direct readers to the place where they can refer to the specific information that is incorporated by reference.

KUTAK ROCK LLP

Securities and Exchange Commission

August 22, 2006

Additional Information About Us, page 32

8. Please note that the address of the SEC has changed to 100 F Street, N.E., Washington, D.C. 20549.

Response:

The SEC’s address has been changed in the fourth and fifth sentences of the referenced section on page 32.

Incorporation by Reference, page 32

9. We note your statement that you incorporate by reference into this Offer to Purchase the documents listed and any additional documents you may file with the Commission between the date of this offer and the expiration date. Schedule TO does not allow you to “forward” incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please confirm your understanding of this to us in a supplemental response.

Response:

The language referring to incorporation of documents to be filed in the future has been deleted.

If any members of the Staff have any further questions or comments concerning the enclosed materials, please contact the undersigned at (501) 975-3102 at your earliest convenience.

Sincerely,

/s/ H. Watt Gregory, III

H. Watt Gregory, III

HWG/s

Attachment